FIRST QUARTER 2003 - APRIL 28, 2003

Based on US GAAP and expressed in US dollars.

Barrick Earns $29 Million or $0.05 per Share in First Quarter

Production and Cash Costs Expected to Improve Through Year

HIGHLIGHTS

  Net income includes a one-time charge of $17 million, resulting from the cumulative effect of adopting two new accounting policies and a non-hedge derivative gain of $36 million
  Income before cumulative changes in accounting policies totals $46 million, or $0.09 per share
  Operating cash flow totals $131 million for first quarter
  Operating results in line with plan - production totals 1.26 million ounces of gold for the quarter at $194 per ounce[1] - on track to meet full year production and cost targets
  Lower production in 2003 relates to the closure of five mines in 2002, which contributed over 100,000 ounces in the first quarter of last year
  Higher cash costs in first quarter 2003 due primarily to anticipated lower grades at Betze-Post and higher energy and royalty costs

  Deferred delivery under forward sales contracts for first time in 15 years to sell at the higher spot price - realized gold price during the quarter of $355 per ounce compared to an average spot price of $352 per ounce

  Forward sales program lowered by 750,000 ounces to 17.3 million ounces by quarter's end;  program further reduced to 16.3 million ounces as of April 28, 2003
  Exploration and development expense totals $29 million

Barrick Gold Corporation today reported earnings of $29 million ($0.05 per share) and operating cash flow of $131 million for the first quarter ended March 31, 2003, compared to earnings of $46 million ($0.09 per share) and operating cash flow of $124 million in the prior year period. The lower earnings in first quarter 2003 are due in part to a one-time charge for the cumulative effect of changes in accounting policies for amortization of development costs of underground mines and reclamation costs of $17 million ($0.04 per share) required under new accounting standards. Earnings were also negatively affected by lower production due to the closure of five mines in 2002 which contributed over 100,000 ounces to total production, lower grades at the Betze-Post mine, as well as higher energy, royalty and exploration costs. The higher exploration costs relate to the continued expensing of exploration and development work at Veladero. This was partially offset by higher gold

_________________________
1 For an explanation of non-GAAP performance measures refer to page 13 of the Management's Discussion and Analysis

BARRICK FIRST QUARTER 2003 REPORT	PRESS RELEASE

prices and a $36 million non-hedge derivatives gain recorded in the quarter. "Results for the quarter offered up no surprises," said Gregory Wilkins, President and Chief Executive Officer. "While production was somewhat better than plan, costs were near the upper end of the range due to higher gold linked expenses. We are on track for improved performance as the year progresses."

BARRICK SELLS 100% OF PRODUCTION AT SPOT PRICES FOR MOST OF THE QUARTER

During the quarter, spot gold prices ranged from a high of $389 per ounce to a low of $326 per ounce, averaging $352 per ounce compared to an average spot price of $290 per ounce in the year earlier quarter. Barrick realized $355 per ounce on its gold sales during the quarter, delivering at spot in January, February and early March and, as gold prices declined to the $320s per ounce in late March, delivering production against our higher $340 per ounce forward sales contracts. "For the first time in 15 years we were able to demonstrate the flexibility of our forward sales program - selling 100% of production through mid-March at the higher spot gold prices and then selling 100% of our production in late March at our higher contract price as gold prices receded," said Mr. Wilkins.

During the first quarter, the Company reduced its overall forward sales position by 750,000 ounces, from 18.1 million ounces to 17.3 million ounces. By late April, the position had declined to 16.3 million ounces. At quarter's end, the unrealized mark-to-market was negative $489 million based on a spot gold price of $336 per ounce. "While the program is working as designed," said Mr. Wilkins, "we would like to see the program both smaller and simpler by focusing on the 'plain vanilla' spot deferred contracts." Wilkins went on to say that the Company plans to "use time and gold's volatility to reduce the size of the program - at minimal or no cost." Higher gold prices in first quarter 2003 enabled the Company to further strengthen its A-rated balance sheet, increasing its cash position by $71 million to $1.1 billion and its net cash position (after long-term debt) to $334 million.

PRODUCTION AND COSTS TO IMPROVE THROUGH THE YEAR

For the quarter, Barrick produced 1.26 million ounces of gold at total cash costs of $194 per ounce, compared to 1.37 million ounces of gold at total cash costs of $175 per ounce for the prior year quarter. As expected, production was down over the prior year quarter due largely to the closure of five mines over the course of 2002 as reserves were depleted. In first quarter 2002, those five mines produced over 100,000 ounces. First quarter 2003 cash costs were up over the prior year primarily as a consequence of processing more material at lower grades at Betze-Post. Costs were also affected by higher energy prices and higher royalties and production taxes, which are linked to the price of gold. "Our first quarter operating results were what we expected," said John Carrington, Vice Chairman and Chief Operating Officer. "As a result, we are on track to meet our full year operating targets." Production is expected to improve and costs decline in the remaining three quarters of 2003, as mining moves to higher grade zones, principally at the Betze-Post mine. For the full year, production is expected to total 5.4 to 5.5 million ounces at cash costs of $180 to $190 per ounce and total production costs of $275 to $285 per ounce.

DEVELOPMENT PROJECTS UPDATE

During the quarter, the Company continued to advance its four project development pipeline. At Veladero in Argentina, the Company submitted its Environment Impact Statement (EIS), and began construction of the spot deferred access road and camp facilities. "While permitting and building new mines is never easy," noted Mr. Wilkins, "we have found nothing but support for Veladero from local, provincial and the federal governments." At the nearby Pascua-Lama project, SNC-Lavalin has been commissioned to update the feasibility study to

BARRICK FIRST QUARTER 2003 REPORT	2	PRESS RELEASE

incorporate synergies with Veladero, the Argentine peso devaluation and optimization work that has been underway for the past two years. At Alto Chicama in Peru, work continues on completing a final feasibility study by mid-year, followed by submission of the EIS. At Cowal in Australia, the optimized feasibility study is nearly complete. The Company plans periodic updates on its development pipeline as 2003 progresses.

Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

INVESTOR CONTACT: Richard Young Vice President, Investor Relations Tel: (416) 307-7431 Email: ryoung@barrick.com	MEDIA CONTACT: Vincent Borg Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

BARRICK FIRST QUARTER 2003 REPORT	3	PRESS RELEASE

Key Statistics
(in United States dollars, US GAAP basis)	Three months ended March 31,
(Unaudited)	2003	2002
Operating Results
Gold production (thousands of ounces)	1,263	1,373
Gold sold (thousands of ounces)	1,292	1,452
Per Ounce Data
Average spot gold price	$352	$290
Average realized gold price	355	329
Cash operating costs(3)	182	169
Total cash costs(1) (3)	194	175
Total production costs(3)	285	263
Financial Results (millions)
Gold sales	$459	$478
Income before accounting changes	46	46
Net income	29	46
Operating cash flow(4)	131	124
Per Share Data (dollars)
Income before accounting changes (basic and diluted)	0.09	0.09
Net income (basic and diluted)	0.05	0.09
Operating cash flow	0.24	0.23
Common shares outstanding (as at Mar. 31) (millions)(2)	542	539

	As at Mar. 31,	As at Dec. 31,
	2003	2002
Financial Position (millions)
Cash and equivalents	$1,115	$1,044
Working capital	989	869
Long-term debt	761	761
Shareholders' equity	3,404	3,334
[1] Includes royalties and production taxes.
[2] Includes shares issuable upon exchange of HCI (Homestake Canada Inc.) exchangeable shares.
[3] For an explanation of non-GAAP performance measures refer to pages 14-15 of Management's Discussion and Analysis.
[4] Historically we classified deferred stripping expenditures as part of payments for property, plant and equipment in investing activities. In fourth quarter 2002, we reclassified these cash outflows under operating activities for all periods presented to reflect the operating nature of stripping activities.

BARRICK FIRST QUARTER 2003 REPORT	4	SUMMARY INFORMATION

Production and Cost Summary
	Production (attributable ounces)		Total Cash Costs (US$/oz)
For the three months ended March 31,	2003	2002	2003	2002
(Unaudited)
North America
Betze-Post	285,296	341,438	$266	$219
Meikle	148,205	142,615	218	211
Goldstrike Property Total	433,501	484,053	249	217
Eskay Creek	84,230	85,282	69	33
Round Mountain	95,815	93,572	168	188
Hemlo	68,353	60,980	227	235
Holt-McDermott	20,964	21,854	281	145
	702,863	745,741	216	191
South America
Pierina	231,075	214,649	85	65
Australia
Plutonic	70,254	62,227	192	188
Darlot	43,157	35,568	141	164
Lawlers	20,802	25,711	311	188
Yilgarn District Total	134,213	123,506	206	181
Kalgoorlie	93,849	86,818	216	218
	228,062	210,324	203	196
Africa
Bulyanhulu	90,162	85,034	192	208
Other/Mines closed in 2002	11,076	117,315	169	197
Total	1,263,238	1,373,063	$ 194	$ 175

		Consolidated Production Costs (US$/oz)
For the three months ended March 31,			2003	2002
(Unaudited)
Direct mining costs			$182	$179
Applied stripping			21	11
By-product credits			(21)	(21)
Cash operating costs			182	169
Royalties			9	6
Production taxes			3	-
Total cash costs			194	175
Amortization and reclamation			91	88
Total production costs			$285	$263

BARRICK FIRST QUARTER 2003 REPORT	5	SUMMARY INFORMATION

Management’s Discussion and Analysis of Financial and Operating Results

What follows is a discussion and analysis of the factors contributing to the results of operations in first quarter 2003.

HIGHLIGHTS

In first quarter 2003 we met our operating targets, producing 1.26 million ounces of gold at total cash costs of $194 per ounce, compared to 1.37 million ounces of gold at $175 per ounce in first quarter 2002.  Our existing mines produced the same amount as the year earlier, while the lower production compared to the year earlier quarter is due to the closure of five mines over the course of 2002, which contributed over 100,000 ounces to first quarter 2002.  The higher costs in 2003 are primarily related to higher energy costs and royalties, as spot gold prices increased 20% over the year earlier quarter.  In addition, mining at Betze-Post took place in a lower grade area of the pit. Production is expected to increase and cash costs to decline for the balance of the year, as grades improve at the Betze-Post mine. Net income declined to $29 million ($0.05 per share), compared to $46 million ($0.09 per share) for first quarter 2002.  The 2003 results include a one-time charge for the cumulative effect of changes in accounting policies for amortization of development costs at underground mines and reclamation costs of $17 million ($0.04 per share).  Earnings were also negatively affected by higher exploration expense and administration costs and lower interest income compared to the year earlier quarter.

For the first time in 15 years, spot gold prices increased above our current year forward price, allowing us to demonstrate the flexibility of our forward sales program, as we sold all of our production at higher spot gold prices early in the quarter and delivered all of our production into our forward sales program during late March as gold prices receded. The decline in gold prices and lease rates was the primary factor that resulted in a $36 million gain on non-hedge derivatives, compared to a $1 million loss for the year earlier period. In first quarter 2003, operating cash flows totaled $131 million, benefiting from higher gold prices, compared to $124 million for first quarter 2002, while our cash balance increased $71 million to $1.1 billion at March 31.

GOLD SALES

Revenue for first quarter 2003 was $459 million on gold sales of 1.29 million ounces, compared to $478 million in revenue on 1.45 million ounces for first quarter 2002. The lower revenue was due to an 11% decrease in ounces sold during the quarter, partially offset by a $26 per ounce (8%) increase in the average realized price. During the quarter, spot gold prices ranged from a high of $389 to a low of $326 per ounce, averaging $352 per ounce.  We realized $355 per ounce during the quarter, delivering at spot prices in January, February and early March and, as gold prices declined later in March, delivering production against our higher $340 per ounce forward sales contracts.

 While our forward sales program remains an important tool for the Company, particularly as a means of securing predictable revenue given the large development program planned over the next five years, the program is larger than we would like it to be in the current gold environment.  During the quarter, we continued to use market opportunities to bring our program down from 35% of operating mine reserves - or over three years of production – to a more optimal upper parameter of two years of production, with the actual level determined by market conditions.  With the higher expected gold price volatility, we may opportunistically reduce the size of the program on gold price dips but add to the program on gold price spikes in an effort to improve the average price of the contracts in the program. Overall, over the course of the quarter, we reduced the committed position from 18.1 million ounces to 17.3 million ounces and by late April the program had declined to 16.3 million ounces.

BARRICK FIRST QUARTER 2003 REPORT	6	MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS AND DEVELOPMENT PROJECTS

For first quarter 2003, operating results were in line with plan.  Operating performance is expected to be better in the final three quarters of the year, resulting in overall production of 5.4 to 5.5 million ounces at total cash costs of $180 to $190 per ounce for 2003.

Goldstrike Property (Nevada)

Betze-Post

	Q1 2003	Q1 2002	2003E
Production	285,296	341,438	1,495,000
Total cash cost / oz	$ 266	$ 219	$ 228

•

Overall, Betze-Post is expected to produce more gold at lower cash costs (before gold related expenses) than last year.  First quarter results reflect planned mining in a lower grade area of the pit, resulting in grades processed being 20% lower than the projected full year average.

•

The high cash costs during the quarter compared to the full year average are a result of the lower grades processed combined with higher diesel and propane prices and higher royalty and state production taxes, which are linked to the price of gold.

•

The Mine continues to experience fluctuations in autoclave recovery rates from quarter to quarter, which stem from the metallurgical variability of certain ore types in the western area of the pit and our stockpile ore sources.  Work to improve these recoveries is underway and improvements are anticipated in the coming quarters.

Meikle

	Q1 2003	Q1 2002	2003E
Production	148,205	142,615	620,000
Total cash cost / oz	$ 218	$ 211	$ 219

•

Cash costs before royalties were lower than the previous year quarter (down 4%), due to lower unit mining and processing costs, although total cash costs increased as higher gold prices more than doubled royalties and production taxes.

•

Meikle recovery rates through the autoclave were negatively affected by commingling with the Betze-Post material processed during the quarter, declining to 82% from its traditional 90% recovery rate.

•

Second quarter production is expected to be negatively affected by  the loss of a backfill raise, which is expected to reduce operating flexibility in the mine.  Any lost production is expected to be made up over the following two quarters.

Eskay Creek (British Columbia)

	Q1 2003	Q1 2002	2003E
Production	84,230	85,282	363,000
Total cash cost / oz	$ 69	$ 33	$ 64

•

While the strike continues at a third party smelter that treats Eskay’s processing at pre-strike treatment levels.  As a result, the strike is not expected to have any impact on Eskay production, even if it persists through the year.

•

First quarter cash costs were higher than the year earlier quarter due to higher smelter and transportation costs, primarily related to a change in the production mix of various ores mined, as well as lower silver grades (down 7%), which reduce the silver by-product credit against costs.

Round Mountain (Nevada) (50% share)

	Q1 2003	Q1 2002	2003E
Production	95,815	93,572	363,000
Total cash cost / oz	$ 168	$ 188	$ 198

•

The focus this year is on expanding reserves both within the current pit, and also at the nearby Gold Hill property, where a $2.5 million exploration program is in place for 2003.

•

The lower cash costs during the quarter reflect  an increased percentage of production sourced from low-cost stockpiles over the prior year.

BARRICK FIRST QUARTER 2003 REPORT	7	MANAGEMENT'S DISCUSSION AND ANALYSIS

Hemlo (Ontario) (50% share)

	Q1 2003	Q1 2002	2003E
Production	68,353	60,980	253,000
Total cash cost / oz	$ 227	$ 235	$ 231

•

The stability problems that affected Hemlo’s operations in first quarter 2002 and contributed to underperformance through the second and third quarters are largely resolved.  First quarter 2003 represents the second strong quarter for the operation, meeting or exceeding production and cost targets and achieving better dilution than planned.

•

The mining team has been focused on catching up on backfilling of previously mined areas to prevent ground stability problems in the future and increasing development activity in advance of production.

Holt-McDermott (Ontario)

	Q1 2003	Q1 2002	2003E
Production	20,964	21,854	97,000
Total cash cost / oz	$ 281	$ 145	$ 218

•

As Holt approaches the end of its mine life, now scheduled for 2004, it is mining less continuous, narrower ore lenses.

•

Grades mined are 10-15% lower than plan and the previous year, resulting in higher cash costs.  Because of the short mine life, drilling and development costs are being expensed, pushing cash costs higher.

•

The mine will not likely meet its full year targets set out in the table above.

Pierina (Peru)

	Q1 2003	Q1 2002	2003E
Production	231,075	214,649	908,000
Total cash cost / oz	$ 85	$ 65	$ 86

•

Pierina is in its last year of production in the 900,000-ounce range before stepping down to lower production levels as mining moves to lower grade areas in the open pit.

•

Higher production compared to the year earlier quarter relates to mining more tons at higher grade, while cash costs increased due to higher energy costs and increased employee profit sharing.

Yilgarn District (Western Australia) Plutonic

	Q1 2003	Q1 2002	2003E
Production	70,254	62,227	295,000
Total cash cost / oz	$ 192	$188	$ 194

•

Plutonic experienced operating shortfalls in 2002 as the mining team’s targets for accessing some of the higher grade underground working areas of the mine proved too ambitious.  Since then, the mine has made significant progress in planning and execution, and over the past two quarters the operation has met plan, both in terms of grade and tons mined from the underground.

•

Higher production compared to the year earlier quarter reflects the higher overall grade processed, as the majority of low-grade stockpiles that contributed to 2002 production are being replaced with higher-grade tons mined from the underground.

Darlot

	Q1 2003	Q1 2002	2003E
Production	43,157	35,568	143,000
Total cash cost / oz	$ 141	$ 164	$ 176

•

Darlot had a strong first quarter, with significantly higher grades than plan and the prior year, as grades mined exceeded the reserve model.

•

Costs benefited from the higher grades mined and processed.

Lawlers

	Q1 2003	Q1 2002	2003E
Production	20,802	25,711	111,000
Total cash cost / oz	$ 311	$ 188	$ 213

•

Operating issues in both the Fairyland open pit and underground during the quarter resulted in lower grades and tonnage from both areas.

BARRICK FIRST QUARTER 2003 REPORT	8	MANAGEMENT'S DISCUSSION AND ANALYSIS

•

The underground experienced unplanned dilution during the first quarter in two key stopes.  Transition to owner mining proceeded on plan but first quarter costs include some extraordinary costs associated with the transition.  Mining rates will be as planned for the second quarter and the mine expects to gain on the first quarter shortfall over the balance of the year.

•

Mining at the Fairyland open pit was suspended in January due to slope stability concerns.  Mining is not expected to recommence until later in the year and as a result the mine is not expected to meet the full year targets set out in the table above.

Kalgoorlie – Super Pit (Western Australia) (50% share)

	Q1 2003	Q1 2002	2003E
Production	93,849	86,818	344,000
Total cash cost / oz	$ 216	$ 218	$ 237

•

The Super Pit’s as unit costs are in line with plan and roaster availability has improved.

•

Production in first quarter 2003 was up (8%) over the year earlier period, due to higher grades (7%) and higher recoveries (2%) due to the better availability of the roaster facility.

•

The Mt. Charlotte underground, originally scheduled for closure in 2002, is expected to remain open through the balance of the year, adding tonnage and improving the grade processed.

Bulyanhulu (Tanzania)

	Q1 2003	Q1 2002	2003E
Production	90,162	85,034	415,000
Total cash cost / oz	$192	$ 208	$ 175

•

For first quarter 2003, both production and costs were better than the prior year period due to higher grades processed (5%) and higher recovery rates, which averaged 87.3%, up from 85.3% for the year earlier period.

•

Despite the improved results over the prior year, the mine is not likely to meet its full year targets set out in the table above, as the underground tonnage mined is expected to fall approximately 5% short of plan due to lower than planned equipment availability.

Other Properties

	Q1 2003	Q1 2002	2003E
Production	11,076	117,315	45,000
Total cash cost / oz	$169	$197	$170

•

The only mine remaining in this category in first quarter 2003 is the Marigold Mine, which produced more gold than plan at cash costs below plan.

•

Lower production for this category during first quarter 2003 compared to the year earlier quarter relates to the closure of five mines in 2002 due to the depletion of reserves.

PROJECT UPDATES

In September 2002, we announced a development plan consisting of targets and timelines for four new mines over the next five years.  Each of those four projects progressed in first quarter 2003.

Alto Chicama, Peru

After further infill drilling to 50 metre centers and completion of a feasibility analysis early in the year, probable oxide reserves stood at 6.5 million ounces.2 Total measured and indicated resources now stand at 2.0 million ounces of gold, with total inferred resources at 1.0 million ounces of gold. To date, 70% of the infill drilling is complete, confirming earlier results. Metallurgical tests continue to indicate the ore is amenable to heap leaching.

Work in first quarter 2003 focused on infill and condemnation drilling.  Geotechnical and engineering

______________________________________

2 Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities.  For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve.  Accordingly, for U.S. reporting purposes, Alto Chicama is classified as mineralized material.

BARRICK FIRST QUARTER 2003 REPORT	9	MANAGEMENT'S DISCUSSION AND ANALYSIS

studies are being undertaken, with step-out drilling in progress to refine pit limits and mine planning.

For the remainder of 2003, the focus of the project will be to complete the Environmental Impact Statement and a final feasibility study.

Pascua/Veladero (Chile and Argentina)

The Pascua/Veladero District is one of the largest undeveloped gold districts in the world, with over 26 million ounces of gold reserves.

The Veladero project final feasibility study was completed during third quarter 2002, providing the basis for ongoing development.  The Environmental Impact Statement for the project was submitted in January 2003. Access road and camp infrastructure construction began in January.

During first quarter 2003, SNC-Lavalin was awarded a contract to update and optimize the feasibility study for Pascua-Lama, incorporating synergies with Veladero and the peso devaluation. The optimized feasibility study is expected to be completed in early 2004.

Cowal (Australia)

In first quarter 2003, we continued a comprehensive program of drilling and engineering studies to optimize the project and update the feasibility study.  Drilling continues on the property for resource definition, to collect samples for metallurgical testing, and for engineering and hydrological studies.  We are also progressing on final permitting matters, including a number of ancillary licenses and permits that are conditions of the development consent.   The optimization study is expected to be completed by mid-2003.  Construction is expected to begin in the second half of the year, with production start-up planned for mid-2005.

AMORTIZATION

Amortization totaled $125 million, or $91 per ounce, in the three months ended March 31, 2003, compared to $123 million or $88 per ounce in the year earlier quarter.  The increase is due largely to the change in the production mix across our portfolio of mines, with increased contributions from mines with higher depreciation rates per ounce (Meikle, Pierina and Bulyanhulu) and the closure of five mines in 2002 with depreciation rates per ounce of less than $40.

 Two accounting policy changes affecting amortization took effect in first quarter 2003.  First,  FAS 143 changes the method for accounting for reclamation and closure costs.  Amortization increased by $2 million for the quarter to reflect the amortization of the increase to property, plant and equipment from adopting the new standard at the beginning of this year, which was partially offset by a gain of $4 million related to prior period reclamation costs upon adopting the new accounting policy. The second change relates to the amortization of underground development costs to exclude estimates of future underground development costs in the current period amortization, which resulted in a charge of $21 million related to prior periods. The new accounting policy for our underground mines is expected to have minimal impact on amortization in 2003, while the new reclamation standard is expected to add $15 million to costs in 2003 over the previous policy, in line with previous guidance.  Over the life of the mines, however, total amortization and reclamation expenses remain unchanged.

Overall amortization is expected to total between $530-$540 million in 2003, or approximately $95 per ounce.

ADMINISTRATION

First quarter 2003 administration costs were $22 million, an increase of $5 million over the year earlier period due to additional severance costs. Excluding severance costs, administration costs would have been $17 million, similar to 2002.  For 2003, administration costs are expected to total $70 million.

BARRICK FIRST QUARTER 2003 REPORT	10	MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments.  For first quarter 2003, interest and other income was $5 million, down $4 million dollars compared to the prior year period.  Interest and other income for the quarter included interest income of $7 million and a gain on the sale of assets of $5 million, partially offset by a provision for a loss of $7 million on short-term investments related to certain Homestake management pension obligations.

For the full year, interest income is expected to total approximately $25 million, as we have entered into interest rate swaps on $800 million of our cash balance at an average interest rate of 3.4%, with the balance earning interest at the current short-term rate of 1.2%.

INTEREST ON LONG-TERM DEBT

We incurred $13 million in interest costs in first quarter 2003, the same as first quarter 2002, related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing.

For the full year, we expect to incur about $60 million in interest costs, of which we expect to capitalize $8 million to our construction projects.

ACCRETION EXPENSE

Accretion expense of $4 million relates to adopting the new accounting standard FAS 143 at the beginning of the year.  Accretion expense is an interest-like expense: Future reclamation obligations are scheduled out over the next 15 to 20 years, and then discounted back to an amount recorded on the balance sheet today.  Accretion expense increases the reclamation obligation to its estimated payout.

For the year, accretion expense is expected to total $20 million.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

The principal components of the mark-to-market gains and losses are changes in currency, commodity, and interest and lease rate contracts, and exclude our normal sales contracts.

The total mark-to-market gain on the non-hedge derivative positions included in first quarter 2003 earnings was $36 million, compared with a loss of $1 million in the prior year period. The gain during the quarter primarily relates to lower lease rates and gold prices compared to the end of 2002.

Our spot deferred contracts have fixed lease rates; however, for about one third of the contracts we swapped out of the fixed lease rates for floating lease rates to take advantage of lower short term rates.  As gold prices and lease rates decline, an unrealized mark-to-market gain on these swap contracts was recorded and flowed through earnings in the first quarter.   We expect to see ongoing fluctuations in these swap contracts in the following quarters as gold prices and lease rates change.

INCOME TAXES

In first quarter 2003, we recorded an income tax expense of $2 million.  Our low effective tax rate for 2003 partly reflects the fact that non-hedge derivative gains were taxed in a low tax-rate jurisdiction.  Excluding non-hedge derivative gains, our effective tax rate increased to 15%, compared to 2% in the year earlier period, primarily due to the increase in spot gold prices from $290 per ounce in first quarter 2002 to $352 per ounce in first quarter 2003.  Our tax rate rises as gold prices rise, as a larger portion of our earnings are taxed in higher tax jurisdictions.  We estimate that if gold prices average $350 in 2003 our tax rate would be 15-20%.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as “other comprehensive income” and are excluded from the income statement.

Comprehensive income totals $69 million in first quarter 2003, compared to $37 million in the year earlier quarter.  The primary reason for the increase in earnings

BARRICK FIRST QUARTER 2003 REPORT	11	MANAGEMENT'S DISCUSSION AND ANALYSIS

in 2003 relates to the increase in value of cash flow hedges in 2003 due to the increase in the Canadian and Australian dollars, which have both strengthened against the U.S. dollar by 7%.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate free cash flows – revenue generated from our existing operations available to reinvest in our business - is one of our fundamental financial strengths. Combined with our large cash balance of $1.1 billion at March 31, 2003 and our $1 billion undrawn bank facility, we have sufficient access to capital resources to develop our internal projects and maintain a strong exploration program.

OPERATING ACTIVITIES

We generated operating cash flow of $131 million in first quarter 2003, compared to $124 million in the year earlier period.  Earnings and operating cash flows will fluctuate with the price of gold.  At gold prices above $340 per ounce, we expect to sell 100% of our production at the higher spot price, while at spot gold prices below $340 per ounce, we expect to sell 100% of our production at our forward sales price of $340 per ounce, generating additional revenue from each gold sale.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

CAPITAL EXPENDITURES

Capital expenditures for first quarter 2003 totaled $66 million, compared to $51 million for the year earlier period. The increase is due principally to spending in Australia ($21 million), primarily for underground development and new mining equipment. Capital expenditures in first quarter 2003 also included $23 million in North America, comprised primarily of underground development and equipment purchases. In  Tanzania, capital expenditures included $10 million spent at the Bulyanhulu Mine on underground development, while in South America capital expenditures totaled $7 million, primarily at Veladero ($3 million), and Pierina and Alto Chicama ($2 million), as well as engineering and development work at Pascua-Lama ($2 million).

FINANCING ACTIVITIES

During first quarter 2003, our cash inflow from financing activities was $1 million, compared with an inflow of $34 million in the year earlier period. The higher inflow in the year earlier quarter principally related to proceeds from the exercise of stock options.

OUTLOOK

We believe growth opportunities exist within our existing asset base.  Our objective is to grow our business organically - running our existing operations as efficiently and effectively as possible, as we develop our new generation of mines, and continue with the largest exploration program in the industry.

In first quarter 2003, the flexibility in our forward sales program allowed us to fully participate in higher gold prices, selling every ounce we produced at the higher spot prices in January, February and early March, and when gold prices receded in late March delivering into our contracts to sell 100% of our production at $340 per ounce.  As a result, we achieved an average $355 per ounce for all ounces sold during the quarter, compared to a spot price average of $352.  We plan to continue to take advantage of the flexibility inherent in our program and spot gold price volatility and expect to reduce the size of our forward sales position over time, subject to market conditions.

Overall for 2003, we remain on plan to produce 5.4 to 5.5 million ounces at an average total cash cost of $180 to $190 per ounce and a total production cost of $275 to $285 per ounce.  We expect exploration and business development expenses to be approximately $100 to $110 million.  Administration expense for the year is expected to be approximately $70 million, reclamation

BARRICK FIRST QUARTER 2003 REPORT	12	MANAGEMENT'S DISCUSSION AND ANALYSIS

expense approximately $25 million, interest expense approximately $50 million and accretion expense of $20 million. Interest income is expected to be approximately $25 million, while at $350 per ounce gold our tax rate is expected to be between 15 and 20%. Capital expenditures for the year are expected to total about $220 million at our existing operations, and a further $160-$170 million at the four projects, for a total of $380-$390 million.

We finished first quarter 2003 with a strong balance sheet, a portfolio of high-quality, long-life properties, a promising development pipeline with a strategy to bring it on stream, and a cash position of $1.1 billion, with no net debt.

NON-GAAP MEASURES

We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company’s ability to generate cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of our operating mines to generate cash flow. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

	For the three months ended Mar. 31
(in millions of United States dollars except per ounce amounts)	2003	2002
Operating costs per financial statements	$ 259	$ 266
Reclamation, closure and other costs	(8)	(11)
Operating costs for per ounce calculation	$ 251	$ 255
Ounces sold (thousands)	1,292	1,452
Total cash costs per ounce	$ 194	$ 175

Total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”).  Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs.

FINANCIAL RISK MANAGEMENT
Forward Sales

The estimated fair value of the gold contracts at March 31, 2003 was approximately $489 million negative, and the fair value of silver contracts was $17 million positive.  The fair value of our foreign currency contracts at March 31, 2003 was $78 million positive.  The value of gold contracts is based on the net present value of cash flows under the contracts, based on a gold spot price of $336 per ounce and market rates for LIBOR and gold lease rates.  The year-to-date change in the fair value of our gold contracts is detailed as follows:

BARRICK FIRST QUARTER 2003 REPORT	13	MANAGEMENT'S DISCUSSION AND ANALYSIS

Continuity Schedule of the Change in the Mark-to-Market Value of the Gold Hedge Position  (millions)

Fair value as at December 31, 2002 - Loss	$(639)
Impact of change in spot price (from $347 per ounce to $336 per ounce)	192
Contango period to date	35
Impact of change in valuation inputs other than spot metal prices
(e.g. interest rates, lease rates, and volatility)	(77)
Fair value as at March 31, 2003 - Loss	$(489)

The mark-to-market value of the gold contracts would approach zero (breakeven) at a spot gold price of approximately $309 per ounce, assuming all other variables are constant.

BARRICK FIRST QUARTER 2003 REPORT	14	MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

(in millions of United States dollars, except per share data, US GAAP basis)	Three months ended March 31,
(Unaudited)	2003	2002
Gold sales (note 11)	$459	$478
Costs and expenses
Operating (notes 3 and 11)	259	266
Amortization (note 11)	125	123
Administration	22	17
Exploration and business development	29	20
	435	426

Interest and other income	5	9
Interest expense	(13)	(13)
Accretion expense (note 2)	(4)	-
Non-hedge derivative gains (losses) (note 9E)	36	(1)
Income before income taxes and other items	48	47
Income taxes	(2)	(1)
Income before cumulative effect of changes in accounting principles	46	46
Cumulative effect of changes in accounting principles (note 2)	(17)	-
Net income	$29	$46

Earnings per share data (note 4):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.09	$0.09
Net income
Basic and diluted	$0.05	$0.09

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FIRST QUARTER 2003 REPORT	15	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis)	Three months ended March 31,
(Unaudited)	2003	2002
OPERATING ACTIVITIES
Net income for the period	$29	$46
Amortization	125	123
Changes in capitalized mining costs	19	9
Deferred income taxes	(9)	(15)
Other items (note 12)	(33)	(39)
Net cash provided by operating activities	131	124
INVESTING ACTIVITIES
Property, plant and equipment	(66)	(51)
Short-term investments	-	72
Other items	5	-
Net cash provided by (used in) investing activities	(61)	21
FINANCING ACTIVITIES
Capital stock	1	35
Long-term debt repayments	-	(1)
Net cash provided by financing activities	1	34
Increase in cash and equivalents	71	179
Cash and equivalents at beginning of period	1,044	574
Cash and equivalents at end of period	$1,115	$753

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FIRST QUARTER 2003 REPORT	16	FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States dollars, US GAAP basis)	As at March 31,	As at Dec. 31,
(Unaudited)	2003	2002
ASSETS
Current assets
Cash and equivalents	$1,115	$1,044
Short-term investments	28	30
Accounts receivable	72	72
Inventories and other current assets (note 6)	189	206
	1,404	1,352
Property, plant and equipment	3,276	3,322
Capitalized mining costs, net	253	272
Other assets	418	315
Total assets	$5,351	$5,261
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$163	$164
Other current liabilities	252	319
	415	483
Long-term debt	761	761
Other long-term obligations	472	422
Net deferred income tax liabilities	299	261
Total liabilities	1,947	1,927
Shareholders' equity
Capital stock	4,149	4,148
Deficit	(660)	(689)
Accumulated other comprehensive loss (note 5)	(85)	(125)
Total shareholders' equity	3,404	3,334
Commitments and contingencies (note 10)
Total liabilities and shareholders' equity	$5,351	$5,261

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FIRST QUARTER 2003 REPORT	17	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders'
Equity and Comprehensive Income

STATEMENT OF SHAREHOLDERS' EQUITY
(in millions of United States dollars, US GAAP basis) (Unaudited)	2003
Common shares (number in millions)
At January 1	542
Issued for cash/on exercise of stock options	-
At March 31	542
Common shares (amount in millions)
At January 1	$4,148
Issued for cash/on exercise of stock options	1
At March 31	$4,149
Deficit
At January 1	$(689)
Net income	29
At March 31	$(660)
Accumulated other comprehensive loss (note 5)	(85)
Total shareholders' equity at March 31	$3,404

STATEMENT OF COMPREHENSIVE INCOME	Three months ended March 31,
(in millions of United States dollars, US GAAP basis) (Unaudited)	2003	2002

Net income	$29	$46
Foreign currency translation adjustments	(5)	(8)
Transfers of realized gains on derivative instruments to earnings	(9)	(3)
Change in fair value of cash flow hedges	48	2
Transfers of realized losses on available-for-sale securities to earnings	7	-
Unrealized losses on available for sale securities	(1)	-
Comprehensive income	$69	$37

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FIRST QUARTER 2003 REPORT	18	FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements (US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1    BASIS OF PREPARATION

The United States dollar is the principal currency of our operations.  We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information.  Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements.  Operating results for the period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2002.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

• the reported amounts of assets and liabilities;

• disclosures of contingent assets and liabilities; and

• revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and/or assumptions of future gold prices.  Such estimates and assumptions affect:

• the value of inventories (which are stated at the lower of average cost and net realizable value);

• decisions as to when exploration and mine development costs should be capitalized or expensed;

• whether property, plant and equipment and capitalized mining costs may be impaired;

• our ability to realize income tax benefits recorded as deferred income tax assets; and

• the rate at which we charge amortization to earnings.

We also estimate:

• costs associated with reclamation and closure of mining properties;

• remediation costs for inactive properties;

• the fair values of derivative instruments; and

• the likelihood and amounts associated with contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

BARRICK FIRST QUARTER 2003 REPORT	19	NOTES TO FINANCIAL STATEMENTS

2      ACCOUNTING CHANGES

A     FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets.  FAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.  Under FAS 143 we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, we will record a gain or loss if the actual cost incurred is different than the liability recorded.  On adoption of FAS 143 in our balance sheet we recorded an increase in property, plant and equipment of $39 million; an increase in other long-term obligations of $32 million; and an increase in deferred income tax liabilities of $3 million.  In the three-month period ended March 31, 2003, we recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

Following the adoption of FAS 143, the total amount of recognized liabilities for asset retirement obligations was $334 million.  These liabilities mainly relate to obligations at our active and inactive mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern our mining properties.

The comparative amount of these liabilities would have been $353 million at December 31, 2001, using the principles of FAS 143, and using current information, assumptions and interest rates.

For the three-month period ended March 31, 2003, the effect on earnings in addition to the cumulative effect of adopting FAS 143 was a decrease in net income of $4 million ($0.01 per share).

For the three-month period ended March 31, 2002, the effect of adopting FAS 143 would have been a decrease in net income of $1 million ($nil per share).

B     Amortization of underground development costs

Effective January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs.  Future underground development costs, which are significant, are necessary to develop our underground ore bodies, expected to be mined in some cases over the next 25 years.

Previously, we amortized the total of historical capitalized costs and estimated future costs using the units of production method over total proven and probable reserves at our underground mining operations.  This accounting change was made to better match amortization with ounces of gold sold and to remove the inherent uncertainty in estimating future development costs from amortization calculations.

Under our revised accounting policy, costs incurred to access specific ore blocks or areas, and that only provide benefit over the life of that area, are amortized over the proven and probable reserves within the specific ore block or area.  Infrastructure and other common costs which have a useful life over the entire mine continue to be amortized over total proven and probable reserves.

The cumulative effect of this change at January 1, 2003 was to decrease property, plant and equipment by $19 million, and increase deferred income tax liabilities by $2 million.  In the three-month period ended March 31, 2003, we recorded in our income statement a $21 million charge for the cumulative effect of this change.

BARRICK FIRST QUARTER 2003 REPORT	20	NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2003, the effect on earnings in addition to the cumulative effect of adopting this accounting change was a decrease in net income by $0.2 million ($nil per share).

If the comparative income statements had been adjusted for the retroactive application of this change in amortization policy, there would have been no effect on net income for the three-month period ended March 31, 2002.

3     OPERATING COSTS

For the three months ended March 31	2003	2002
Cost of goods sold	$227	$242
Amortization of capitalized mining costs	36	36
By-product revenues	(27)	(30)
Royalty expenses	12	8
Production taxes	4	1
Reclamation and closure costs	7	9
	$259	$266

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred.  However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life.  These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.”  We record amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred.  Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period-to-period results of operations.  The application of our deferred stripping accounting policy in the three months ended March 31, 2003 resulted in an increase in operating costs of $18 million compared to actual costs incurred (three months ended March 31, 2002 - $9 million increase).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized.  The carrying amount of capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios (1)
For the three months ended March 31	2003	2002
Betze-Post (Goldstrike)	112:1	112:1
Pierina	48:1	48:1

(1) The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years.  The full amount of stripping costs incurred will be expensed by the end of the mine lives.

BARRICK FIRST QUARTER 2003 REPORT	21	NOTES TO FINANCIAL STATEMENTS

4     EARNINGS PER SHARE

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2003, which amounted to 541 million shares (2002 – 536 million shares).  Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three months ended March 31, 2003 and 2002 was 542 million shares and 537 million shares, respectively.

5     COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss and other gains and losses that are excluded from net income or loss.  Other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on investments; and foreign currency translation adjustments.

Parts of comprehensive income (loss)
For the three months ended March 31	2003		2002
	Pre-tax	Tax effect	Pre-tax	Tax effect
	amount		amount
Foreign currency translation adjustments	$(5)	$-	$(8)	$-
Transfers of realized gains on cash flow hedges to
earnings (note 9F)	(14)	5	(1)	-
Change in fair value of cash flow hedges (note 9F)	78	(30)	-	-
Transfers of losses on available-for-sale securities to earnings	7	-	-	-
Unrealized losses on available-for-sale securities	(1)	-	-	-
	$65	$(25)	$(9)	$-

Accumulated other comprehensive income (loss) (OCI)
		At March 31, 2003		At December 31, 2002
	Pre-tax	Tax effect	Total	Pre-tax	Tax effect	Total
	amount			amount
Foreign currency translation adjustments	$(149)	$-	$(149)	$(144)	$-	$(144)
Derivative instruments	113	(42)	71	49	(17)	32
Additional minimum pension liability	(7)	-	(7)	(7)	-	(7)
Unrealized losses on available-for-sale securities	-	-	-	(6)	-	(6)
	$(43)	$(42)	$(85)	$(108)	$(17)	$(125)

BARRICK FIRST QUARTER 2003 REPORT	22	NOTES TO FINANCIAL STATEMENTS

6     INVENTORIES AND OTHER CURRENT ASSETS

	At March 31, 2003	At Dec. 31, 2002
Gold in process and ore in stockpiles	$ 87	$ 100
Mine operating supplies	60	59
Derivative assets (note 9)	35	37
Prepaid expenses	7	10
	$ 189	$ 206

Gold in process and ore in stockpiles excludes $77 million (December 31, 2002 – $61 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

7     CAPITAL STOCK

Homestake Canada Inc. (“HCI”) exchangeable shares

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares.  Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share.  HCI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At March 31, 2003, 1.6 million HCI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares.  The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million HCI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding HCI exchangeable share for 0.53 of a Barrick common share.  While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to HCI for holders of exchangeable shares.

Summarized financial information for HCI
Three months
ended
March 31, 2003
Total revenues and other income	$52
Less costs and expenses	53
Loss before taxes	$(1)
Net loss	$(22)

	At March 31,	At December 31,
	2003	2002
Current assets	$88	$91
Non-current assets	291	236
Total assets	379	327
Other current liabilities	16	75
Notes payable	430	407
Other long-term liabilities	77	18
Deferred income taxes	131	122
Shareholders’ equity	(275)	(295)
Total liabilities and shareholders’ equity	$379	$327

BARRICK FIRST QUARTER 2003 REPORT	23	NOTES TO FINANCIAL STATEMENTS

8     EMPLOYEE STOCK-BASED COMPENSATION

     Common stock options

Stock option activity (shares in millions)
	Common	Weighted	Common	Weighted
	shares	average	shares	average
	(number)	price (C$)	(number)	price (US$)
At December 31, 2002	18.9		3.1
Granted	0.5	$23.99	-	-
Canceled or expired	(0.2)	$34.36	(0.1)	$23.28
At March 31, 2003	19.2		3.0

Under APB 25, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price.  Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) ( FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted.  We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25) and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Stock option expense (per share amounts in dollars)
For the three months ended March 31	2003	2002
Pro forma effects
Net income, as reported	$29	$46
Stock option expense	(6)	(5)
Pro forma net income	$23	$41
Net income per share
As reported [1]	$0.05	$0.09
Pro forma [1]	$0.04	$0.08
[1] basic and diluted

BARRICK FIRST QUARTER 2003 REPORT	24	NOTES TO FINANCIAL STATEMENTS

9     DERIVATIVE INSTRUMENTS

A     Derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in: commodity prices, interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values or cash flows from these transactions and balances are offset by changes in the values of the derivatives.  We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policy for derivative instruments, refer to note 23 of our audited consolidated financial statements for the three years ended December 31, 2002.

B    Gold and silver contracts outstanding at March 31, 2003

Maturity/Scheduled for delivery in	2003	2004	2005	2006	2007	2008+	Total
Gold contracts
Spot deferred contracts
Ounces (thousands)	4,120	800	900	900	900	8,000	15,620
Average price per ounce	$340	$331	$330	$331	$335	$339	$338
Variable price gold sales and option contracts
Ounces (thousands)	225	350	300	250	-	600	1,725
Average price per ounce at cap expiry date	$321	$310	$317	$332	-	$367	$336
Total gold ounces (thousands)	4,345	1,150	1,200	1,150	900	8,600	17,345
Average price per ounce	$339	$325	$327	$331	$335	$341	$337
Silver contracts
Spot deferred contracts
Ounces (thousands)	8,690	9,000	9,000	3,000	3,000	-	32,690
Average price per ounce	$4.95	$5.14	$5.14	$5.19	$ 5.19	-	$5.10
Written silver call options
Ounces (thousands)	2,750	3,000	2,000	-	-	-	7,750
Average exercise price per ounce	$5.00	$5.40	$5.00	-	-	-	$5.15
Total silver ounces (thousands)	11,440	12,000	11,000	3,000	3,000	-	40,440
Average price per ounce	$4.96	$5.21	$5.11	$5.19	$ 5.19	-	$5.11

In addition to the above-noted contracts, we also have: (1) off-take contracts for the sale of 1.4 million ounces of gold spread over the next 10 years, at then prevailing spot prices; and (2) receive-fixed gold lease rate swaps on 5.8 million ounces of gold spread from 2004 to 2012, mainly for gold contracts with expected delivery dates beyond 2006.

The largest single counterparty as of March 31, 2003 made up 13% of the ounces of outstanding gold sales commitments.

Spot deferred gold sales contracts

We have entered into spot deferred gold sales contracts, with various counterparties, that fix selling prices at interim delivery dates for future gold production and that fix price adjustment mechanisms based on market gold price in the case of any rescheduling of delivery dates.  These contracts act as an economic hedge against possible price fluctuations in gold.  The contracts have final delivery dates of up to 15 years from their start date, but we have the right

BARRICK FIRST QUARTER 2003 REPORT	25	NOTES TO FINANCIAL STATEMENTS

to set a delivery date for any time during this period.  At the time an interim delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

The average price of the spot deferred gold sales contracts in the table above reflects fixed prices at interim delivery dates and expected future price assumptions for periods where expected delivery dates differ from interim delivery dates.  The large majority of contracts are fixed through 2006.  The expected contract prices are determined based on estimated gold forward market prices.  Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and U.S. dollar interest rates.  In estimating these forward prices, we have incorporated an average gold lease rate assumption of 1.5% and assumptions of U.S. dollar interest rates consistent with market quotations for such rates.  Variations between the estimated and actual forward price, influenced by variations between estimated and actual gold lease rates and U.S. dollar interest rates, will affect the final realized selling price.

Gold lease rate contracts

We use receive-fixed pay-floating gold lease rate swap contracts to manage our gold lease rate exposure on our spot deferred gold sales contracts.  These economic hedges do not qualify for hedge accounting under FAS 133 and therefore the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses).

Variable price gold sales contracts

Variable price gold sales contracts are contracts to deliver a specified quantity of gold on a future date determined by us. The contracts have final delivery dates of up to 15 years from their start date, but we have the right to set a delivery date at any time during this period.   All of the variable price gold sales contracts have expected delivery dates beyond 2007.  The contract price equals the gold spot price on the interim delivery date subject to a specified maximum (“cap”) based on market conditions in the years shown in the table above, plus a fixed premium payable to us. The contract has a price adjustment mechanism that operates in the same manner as price adjustments to spot deferred contracts for the period from these interim delivery dates to the expected delivery date beyond 2007.

Spot deferred silver sales contracts and written silver call options

Spot deferred silver sales contracts have similar delivery terms and pricing mechanisms as spot deferred gold sales contracts. A group of these contracts totaling 13.7 million ounces of silver are accounted for as normal sales contracts, as we physically deliver silver production into the contracts. For a separate group of contracts totaling 19 million ounces, we are unable to physically deliver under the contracts, and therefore they are accounted for as derivatives under FAS 133.  We designated these contracts as cash flow hedges beginning on November 8, 2002.

Changes in fair value of our written silver call options are recorded in earnings as they occur.

BARRICK FIRST QUARTER 2003 REPORT	26	NOTES TO FINANCIAL STATEMENTS

C    Other derivative instruments outstanding as at March 31, 2003

Maturity	2003	2004	2005	2006	2007	2008+	Total
Interest rate contracts
Receive-fixed – swaps and swaptions
Notional amount (millions)	-	$150	$75	$100	$525	$200	$1,050
Fixed rate (%)	-	3.6%	2.7%	3.0%	5.4%	3.7%	4.4%
Pay-fixed - swaps and swaptions
Notional amount (millions)	-	-	-	-	-	$344	$344
Fixed rate (%)	-	-	-	-	-	5.6%	5.6%
Net notional position		$150	$75	$100	$525	$(144)	$706

Total return swaps
Notional amount (millions)	-	-	$10	-	-	-	$10
Foreign currency contracts
Canadian Dollar Forwards
C$ (millions)	$17	$255	$206	-	-	-	$478
Average Price (US¢)	0.64	0.64	0.64	-	-	-	0.64
Canadian Dollar Min-Max Contracts
C$ (millions)	$155	-	-	-	-	-	$155
Average Cap Price (US¢)	0.65	-	-	-	-	-	0.65
Average Floor Price (US¢)	0.63	-	-	-	-	-	0.63

A$ (millions)	$83	$376	$288	$135	$20	$19	$921
Average Price (US¢)	0.51	0.52	0.52	0.56	0.53	0.53	0.53
Australian Dollar Min-Max Contracts
A$ (millions)	$238	$20	$10	$10	-	-	$278
Average Cap Price (US¢)	0.56	0.52	0.52	0.52	-	-	0.56
Average Floor Price (US¢)	0.52	0.51	0.51	0.51	-	-	0.52
Fuel contracts
Barrels WTI (thousands)	180	-	-	-	-	-	180
Cap	$30	-	-	-	-	-	$30

Our interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

• we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$633 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,199 million.

• we have elected receive-fixed interest rate swaps with a total notional amount of $800 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments; and we have elected receive-fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures.

• we have elected an amortizing pay-fixed interest rate swap with a total notional amount of $194 million as at March 31, 2003 to be accounted for as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu.

BARRICK FIRST QUARTER 2003 REPORT	27	NOTES TO FINANCIAL STATEMENTS

D     Unrealized fair value of derivative instruments (excluding normal sales contracts)

For the three months ended March 31	2003	2002
At January 1	$29	$(16)
Derivative instruments entered into or settled	(16)	(15)
Change in fair value of derivative instruments:
Non-hedge derivative gains (losses)	36	(1)
Cash flow hedges	78	2
At March 31	$127	$(30)

The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met.  Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at March 31, 2003.

E     Non-hedge derivative gains (losses)

For the three months ended March 31	2003	2002
Commodity contracts	$1	$(10)
Currency contracts	1	2
Interest and lease rate contracts	34	7
	$36	$(1)

F     Change in fair value of cash flow hedge contracts

	Commodity	Foreign currency	Interest-rate	Total
	contracts	contracts	contracts
As at January 1, 2003	$9	$26	$14	$49
Change in fair value	7	63	8	78
Gains transferred to earnings	(3)[1]	(8) 2	(3) 3	(14)
As at March 31, 2003	$13	$81	$19	$113

1. Included under revenues and by-product credits

2. Included under operating expenses

3. Included under interest income

In the next twelve months, we expect to transfer gains of $60 million from OCI to earnings.  For the three months ended March 31, 2003, the amount of the change in fair value of cash flow hedges attributable to hedge ineffectiveness that was recorded and recognized in non-hedge derivative gains was a loss of $0.5 million.

BARRICK FIRST QUARTER 2003 REPORT	28	NOTES TO FINANCIAL STATEMENTS

10   CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgement.   In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements.  If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

A    Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances.  The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances.  Homestake’s listed on the NPL.

B     Litigation and claims
 Inmet litigation

In October 1997, Homestake Canada Inc. (“HCI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US $59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest.  A letter of credit of about C$95 million was posted

BARRICK FIRST QUARTER 2003 REPORT	29	NOTES TO FINANCIAL STATEMENTS

on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.   The Appeal of HCI and the Cross-Appeal of Inmet will be heard beginning on June 2, 2003 and continuing through June 10, 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit.  We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”).  The complaint,which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as the defendant, along with an unspecified number of additional defendants to be named later.  The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law.  Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment.  Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments.  The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks.  We have applied to the Court for dismissal of this action and we intend to defend the action vigorously.

BARRICK FIRST QUARTER 2003 REPORT	30	NOTES TO FINANCIAL STATEMENTS

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT.  The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years.  The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis.  Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes.  While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals.  If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002.  The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment of disputed taxes for prior years pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit.  Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will increase over time while we contest the tax assessment.  A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

BARRICK FIRST QUARTER 2003 REPORT	31	NOTES TO FINANCIAL STATEMENTS

11   SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other” segment includes mainly operations which have been, or are being, closed.

Income statement information
	Gold Sales		Operating costs		Segment income (loss)
					before income taxes
For the three months ended March 31	2003	2002	2003	2002	2003	2002
Goldstrike	$ 183	$165	$129	$109	$13	$22
Pierina	69	70	16	16	18	15
Bulyanhulu	33	27	18	18	4	1
Kalgoorlie	33	29	20	20	8	4
Eskay Creek	30	28	6	3	13	14
Hemlo	23	25	14	18	6	4
Plutonic	25	20	13	12	10	6
Round Mountain	29	33	14	20	10	8
Other	34	81	29	50	(7)	15
	$ 459	$478	$259	$266	$75	$89

Asset information
	Amortization			Segment capital
			expenditures
For the three months ended March 31	2003	2002	2003	2002
Goldstrike	$41	$34	$12	$13
Pierina	35	39	1	1
Bulyanhulu	11	8	10	16
Kalgoorlie	5	5	1	2
Eskay Creek	11	11	2	2
Hemlo	3	3	3	1
Plutonic	2	2	5	3
Round Mountain	5	5	1	-
Pascua/Veladero	-	-	5	3
Cowal	-	-	4	-
Alto Chicama	-	-	1	-
Other	12	16	21	10
	$125	$123	$66	$51

Reconciliation of segment income to enterprise net income
For the three months ended March 31	2003	2002
Segment total	$75	$89
Exploration and business development	(29)	(20)
Corporate expenses, net	(34)	(21)
Non-hedge derivative gains (losses)	36	(1)
Income taxes	(2)	(1)
Cumulative effect of changes in accounting principles	(17)	-
Net income	$29	$46

BARRICK FIRST QUARTER 2003 REPORT	32	NOTES TO FINANCIAL STATEMENTS

12    COMPONENTS OF OTHER NET OPERATING ACTIVITIES

For the three months ended March 31	2003	2002
Non-cash charges (credits):
Reclamation costs	$-	$9
Losses on short-term investments	7	4
Gains on sale of property, plant and equipment	(5)	-
Cumulative effect of changes in accounting principles	17	-
Accretion expense	4	-
Changes in operating assets and liabilities:
Accounts receivable	-	(32)
Inventories and other current assets	15	52
Accounts payable and other current liabilities	(34)	-
Payments of merger-related costs	-	(28)
Derivative instruments	(34)	8
Payments of reclamation and closure costs	(13)	(18)
Other items	10	(34)
Other net operating activities	$(33)	$(39)

BARRICK FIRST QUARTER 2003 REPORT	33	NOTES TO FINANCIAL STATEMENTS

Mine Statistics

				UNITED STATES
	Betze-Post			Meikle	Goldstrike Total		Round Mountain
Three months ended March 31,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	37,480	37,221	410	390	37,890	37,611	7,319	8,134
Tons processed (thousands)	2,602	2,421	407	382	3,009	2,803	7,464	8,235
Average grade (ounces per ton)	0.136	0.170	0.418	0.414	0.174	0.203	0.019	0.018
Recovery rate (percent)	80.5%	82.9%	87.0%	90.1%	82.7%	85.1%
Production (thousands of ounces)	285	341	148	143	433	484	96	94
Production costs per ounce
Cash operating costs	$247	$213	$194	$202	$229	$210	$149	$178
Royalties and production taxes	19	6	24	9	20	7	19	10
Total cash costs	266	219	218	211	249	217	168	188
Amortization and reclamation	60	55	117	109	80	71	57	67
Total production costs	$326	$274	$335	$320	$329	$288	$225	$255
Capital expenditures (US$ millions)	$6	$2	$6	$11	$12	$13	$1	$-

				AUSTRALIA
	Plutonic		Darlot		Lawlers		Kalgoorlie
Three months ended March 31,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	3,338	3,066	221	200	535	158	11,195	11,647
Tons processed (thousands)	778	864	210	208	186	182	1,637	1,746
Average grade (ounces per ton)	0.101	0.087	0.210	0.179	0.116	0.147	0.067	0.062
Recovery rate (percent)	89.0%	88.9%	97.6%	97.3%	96.0%	96.2%	85.6%	84.2%
Production (thousands of ounces)	70	62	43	36	21	26	94	87
Production costs per ounce
Cash operating costs	$184	$178	$133	$157	$303	$179	$208	$211
Royalties and production taxes	8	10	8	7	8	9	8	7
Total cash costs	192	188	141	164	311	188	216	218
Amortization and reclamation	18	34	49	47	21	41	52	59
Total production costs	$210	$222	$190	$211	$332	$229	$268	$277
Capital expenditures (US$ millions)	$5	$3	$2	$1	$9	$1	$1	$2

BARRICK FIRST QUARTER 2003 REPORT	34	MINE STATISTICS

			CANADA
	Hemlo		Eskay Creek		Holt-McDermott
Three months ended March 31,	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	990	987	68	62	144	128
Tons processed (thousands)	455	471	66	62	139	128
Average grade (ounces per ton)	0.158	0.139	1.437	1.433	0.160	0.180
Recovery rate (percent)	95.0%	93.5%	93.4%	93.7%	94.5%	94.8%
Production (thousands of ounces)	68	61	84	85	21	22
Production costs per ounce
Cash operating costs	$220	$228	$65	$29	$280	$145
Royalties and production taxes	7	7	4	4	1	-
Total cash costs	227	235	69	33	281	145
Amortization and reclamation	37	41	136	128	123	121
Total production costs	$264	$276	$205	$161	$404	$266
Capital expenditures (US$ millions)	$3	$1	$2	$2	$-	$2

	PERU		TANZANIA
	Pierina		Bulyanhulu
Three months ended March 31,	2003	2002	2003	2002
Tons mined (thousands)	8,544	7,162	241	194
Tons processed (thousands)	3,622	3,427	259	262
Average grade (ounces per ton)	0.083	0.067	0.399	0.381
Recovery rate (percent)	-	-	87.3%	85.3%
Production (thousands of ounces)	231	215	90	85
Production costs per ounce
Cash operating costs	$85	$65	$181	$200
Royalties and production taxes	-	-	11	8
Total cash costs	85	65	192	208
Amortization and reclamation	183	191	117	95
Total production costs	$268	$256	$309	$303
Capital expenditures (US$ millions)	$1	$1	$10	$16

BARRICK FIRST QUARTER 2003 REPORT	35	MINE STATISTICS

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5501
Email: investor@barrick.com	Email: inquiries@cibcmellon.ca
Web site: www.barrick.com	Web site: www.cibcmellon.com

SHARES LISTED (ABX)	Mellon Investor Services L.L.C.
The Toronto Stock Exchange	85 Challenger Road, Overpeck Center
The New York Stock Exchange	Ridgefield Park, New Jersey 07660
The London Stock Exchange	Tel: (201) 329-8660
The Swiss Stock Exchange	Toll-free within the United States:
La Bourse de Paris	1-800-589-9836
Web site: www.mellon-investor.com

RECENT RESEARCH REPORTS
Bear Stearns
BMO Nesbitt Burns	INVESTOR CONTACTS:	MEDIA CONTACT:
CIBC World Markets	Richard Young	Vincent Borg
Credit Suisse First Boston	Vice President,	Vice President,
First Associates	Investor Relations	Corporate Communications
Griffiths McBurney & Partners	Tel: (416) 307-7431	Tel: (416) 307-7477
HSBC	Email: ryoung@barrick.com	Email: vborg@barrick.com
JP Morgan
Merrill Lynch	Kathy Sipos
Morgan Stanley	Manager, Investor Relations
National Bank	Tel: (416) 307-7441
Prudential Financial	Email: ksipos@barrick.com
Research Capital
RBC Capital Markets
Salomon Smith Barney	Sandra Grabell
Scotia Capital	Investor Relations Specialist
UBS Warburg	Tel: (416) 307-7440
Westwind Partners	Email: sgrabell@barrick.com

Certain statements included herein, including those regarding production and costs and other statements that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management’s Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These actors are discussed in greater detail in Barrick’s most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.